                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO._______)


                                SEMX CORPORATION
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                                (NAME OF ISSUER)


                                  COMMON STOCK
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                         (TITLE OF CLASS OF SECURITIES)


                                    816854103
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                                 (CUSIP NUMBER)


                                 JOHN J FERGUSON
                               368 CEDAR HILL ROAD
                               GREENWICH, CT 06830
                                  914-273-5500
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                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                DECEMBER 30, 2002
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IF FILING THIS SCHEDULE BECAUSE OF SECTIONS 240.13d-1(e), 240.13d-1(f) OR 240.13d-1(g), CHECK THE FOLLOWING BOX. [ ]


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CUSIP NO 816854103

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       1.  NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
           PERSONS (ENTITIES ONLY).

                           JOHN J. FERGUSON
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       2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

           (A) N/A
           (B) N/A
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       3.  SEC USE ONLY

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       4.  SOURCE OF FUNDS

                           PF
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       5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)

                           N/A

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       6.  CITIZENSHIP OR PLACE OF OWNERSHIP

                           UNITED STATES
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       7.  SOLE VOTING POWER

                           590,000 SHARES
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       8.  SHARED VOTING POWER

                           N/A
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       9.  SOLE DISPOSITIVE POWER

                           590,000
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       10. SHARED DISPOSITIVE POWER

                           N/A
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       11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           590,000 SHARES
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       12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

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       13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           9.32%
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       14. TYPE OF REPORTING PERSON

                           IN




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CUSIP NO 816854103
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Item 1.  Security and Issuer


         SEMX Corporation Common Stock


         SEMX Corporation
         1 Labriola Court
         Armonk, New York  10504


Item 2.  Identity and Background


         (a)  John J. Ferguson


         (b)  368 Cedar Hill Road
              Greenwich, CT 06830


         (c)  Lawyer - Bleakley, Platt & Schmidt


         (d)  N/A


         (e)  N/A


         (f)  United States


Item 3.  Source and Amount of Funds or Other Consideration


         Personal Funds / Note to Seller


Item 4.  Purpose of Transaction


         Investment purposes


Item 5.  Interest in Securities of the Issuer


         590,000 shares, 9.32%


Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer


         N/A - Mr. Ferguson's employer has worked for the Issuer on selected minor legal assignments in the past.


Item 7.  Material to Be Filed as Exhibits


         Personal Note

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CUSIP No 816854103
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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



January 7, 2003
--------------------------------------------------------------------------------
Date



John J. Ferguson
--------------------------------------------------------------------------------
Signature



John J. Ferguson
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Name/Title

                                 PROMISSORY NOTE

$88,500.00                    Greenwich, Connecticut           December 30, 2002

================================================================================

1.       BORROWER'S PROMISE TO PAY

         In return for a loan that I have received, I promise to pay Eighty Eight Thousand Five Hundred Thousand ($88,500.00) Dollars U.S. (called "principal"), plus interest at the yearly rate equal to five (5%) percent, to the order of the Lender. The Lender (sometimes also referred to herein as "Note Holder") is GILBERT D. RAKER.

2.       TIME AND PLACE OF PAYMENTS AND MATURITY DATE

         I will make payment of interest only on unpaid principal in yearly installments commencing on January 1, 2004 and on the same day of each year thereafter.

         The entire principal balance, plus any interest accrued thereon, shall become due and payable in full without notice on January 1, 2005 (the "Maturity Date").

         I will make payment to the Note Holder at 31 Boulder Brook Road, Greenwich, CT 06830, or at a different place, if required by the Note Holder.

3.       MY RIGHT TO PREPAY

         A payment of principal before it is due is known as a ("prepayment"). I have the right to make a full or partial prepayment at anytime without having to pay any prepayment charge or penalty.

         When I make a prepayment, I will tell the Note Holder in a letter that I am doing so. The Note Holder will use all of our prepayments to reduce the amount of principal that I owe under this Note. If I make a partial prepayment, there will be no delays in the due dates of my annual payment unless the Note Holder agrees in writing to those delays.

4.       USURY

         If a law which applies to this loan and which sets maximum loan charges is finally interpreted so that the interest or other loan charges collected or to be collected in connection with this loan exceed the permitted limits, then
(i) any such loan charge shall be reduced by the amount necessary to reduce the charge to the permitted limit; and (ii) any sums already collected from me which exceeded permitted limits will be refunded to me. The Note Holder may choose to make this refund by reducing the principal I owe under this Note or by making a direct payment to me. If a refund reduces principal, the reduction will be treated as a partial payment.

5.       MY FAILURE TO MAKE PAYMENTS AS REQUIRED

         (A)  Late Charge for Overdue Payments:

         If the Note Holder has not received the full amount of any of my monthly payments or other charges within fifteen (15) calendar days after the date is due, I will pay a late charge to the Note Holder. The amount of the late charge will be five (5%) percent of my overdue payment. I will pay this late charge only once on any late payment.

         (B)  Default:

         If I do not pay the full amount of each annual payment within thirty
(30) days of its due date, if I die, or if I become insolvent or am placed into bankruptcy (voluntary or involuntary), I will be in default. If I am in default, the Note Holder may require us to pay immediately the full amount principal which has not been paid and all the interest that I owe on that amount. The rate of interest set forth in Section 1 is the rate I will owe both before and after any such default.

         (C)  Payment of Note Holder's Cost and Expenses:

         If the Note Holder has required me to pay immediately in full as described above, the Note Holder will have the right to be paid back for all of its costs and expenses in enforcing this Note to the extent not prohibited by applicable law. Those expenses include, for example, reasonable attorney's fees.

6.       GIVING OF NOTICES

         Unless applicable law requires a different method of giving notice, any notice that must be made hereunder shall be given by delivering it or by mailing it by first class mail addressed to me at 368 Cedar Hill Greenwich, CT 06830, or at a different address if I give the Note Holder a notice of my different address.

         Any notice that must be given to the Note Holder under this Note shall be given by mailing it by first class mail to the Note Holder at the address stated in Section 2 above or at a different address if I were given a notice of that different address.

7.       OBLIGATIONS OF PERSON WHO SIGNS THIS NOTE

         If more than one person signs this Note, each person is fully and personally obligated to keep all of the promises made in this Note, including the promise to pay the full amount owed. Any person who is a guarantor, surety or endorser of this Note is also obligated to do these things. Any person who takes over the obligation under this Note or any person who takes over the obligations of a guarantor, surety or endorser of this Note is also obligated to keep all of the promises made in this Note. The Note Holder may enforce its rights under this Note against each person individually or against all of us together. This means that any one of us may be required to pay all of the amount owed under this Note.

8.       WAIVERS

         The Note Holder may, without losing any of its rights under this Note,
(i) accept late payments or extend the time for payment, (ii) accept partial payments marked "paid in full" and (iii) delay in enforcing any if his rights under this Note. I and any other person who has obligations under this Note waive the rights or presentment, notice of dishonor and protest. "Presentment" means the right to require the Note Holder to give notice that amounts due have not been paid. "Protest" means the righted require the Note Holder to obtain an official certification of nonpayment. No change or cancellation of this Note shall be effective unless the change or cancellation is in writing and has been signed by the Note Holder and us.

9.       FIRST PAYMENT

         At the time I make my first yearly interest payment, I will also pay the Note Holder interest on the unpaid principal for the period from the date of this Note to the end of the month in which this Note is signed.

10.      APPLICATION OF PAYMENTS

         All payment received by the Note Holder shall be applied, first, to pay unpaid late charges, second, on account of interest, and then, on account of principal.

11.      NEW YORK LAW

         This Note shall be governed by the laws of the State of NEWYORK and any applicable federal law. In the event of a conflict between any provision of this Note and any federal or Florida statutes, law or regulation in effect as of the date of this Note, the statutes, law or regulation shall control to the extent of such conflict and the provision contained in this Note shall be without effect. All other provisions of this Note will remain fully effective and enforceable.

12.      ASSUMPTIONS

         Any person who takes over my rights or obligations under this Note will have all of my rights and must keep all of my promises made in this Note. Any person who takes over the rights or obligations of a guarantor, surety or endorser of this Note is also obligated to keep all of the promises in this Note.


                                      /s/ John J. Ferguson
                                      --------------------


STATE OF CONNECTICUT                  )
                                      ) SS.:
COUNTY OF FAIRFIELD                   )

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On the 30th day of December in the year 2002, before me, personally appeared
John J. Ferguson, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.


                                     /s/ J. Lincoln Hallowell
                                     ------------------------
                                     Signature and Office of Individual Taking
                                     acknowledgement









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